Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

March 27, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton

Re: RiverNorth Opportunities Fund, Inc. (the “Fund” or the “Registrant”) (File
Nos. 333-283156; 811-22472); Response to Examiner Comments on N-2

Dear Ms. Hamilton:

This letter responds to the staff’s comments that you provided via telephone on March 25, 2025, in connection with your review of the Fund’s above-referenced amended registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in a 424B3 definitive filing (the “Definitive Filing”).

For your convenience, we have repeated the comments below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING COMMENTS

1.	Please move the following disclosure currently included in footnote 4 of the fee table to footnote 5: “The table assumes the use of leverage from borrowings representing 27.12% of Managed Assets, which reflects approximately the percentage of the Fund's total average Managed Assets attributable to such leverage averaged over the period ended December 31, 2024, at a weighted average annual expense to the Fund of 6.00%.” Please also remove “from borrowings” from the sentence.

The Registrant confirms that the requested disclosure will be removed from footnote 4 of the fee table and that footnote 5 of the fee table will state the following in the Definitive Filing: “As of December 31, 2024, the Fund has issued 3,910,000 shares of 6.00% Series A Preferred Stock with a liquidation preference of $97,750,000. The table assumes the use of leverage representing 27.12% of Managed Assets, which reflects approximately the percentage of the Fund’s total average Managed Assets attributable to such leverage averaged over the period ended December 31, 2024, at a weighted average annual expense to the Fund of 6.00%.”

2.	In footnote 6 of the fee table, please update the language “Interest Expense on Borrowings” to state “Leverage Costs.”

The Fund confirms that footnote 6 of the fee table will state the following in the Definitive Filing: “Other Expenses, Leverage Costs and Dividend and Interest Expense on Short Sales are estimated based on the Fund’s semi-annual report dated December 31, 2024.”

3.	In footnote 8 of the fee table, please update the following sentence to reference the dividends paid on Preferred Shares: “The interest and fees on leverage is expressed as an interest rate.”

The Fund confirms that footnote 8 of the fee table will state the following in the Definitive Filing: “The example does not include sales load or estimated offering costs. The example should not be considered a representation of future expenses. The example assumes that the estimated “Other Expenses” set forth in the table are accurate and that all dividends and distributions are reinvested at net asset value and that the Fund is engaged in leverage of 27.12% of Managed Assets, assuming interest and fees on leverage of 6.00%, including the unused borrowing fee paid on the line of credit for the BNP Facility (defined below), as well as the Fund’s continued use of Preferred Shares. The interest and fees on leverage is expressed as a dividend rate and represents dividends paid on Preferred Shares. Actual expenses may be greater or less than those shown. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example.”

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,
/s/ David L. Williams
David L. Williams

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